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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 22, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92261Q 10 3                 13D                      Page 2 of 4 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yvonne M. Huson
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         95,192 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           70,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           95,192 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    70,000 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,108,309
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     28.63%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

         This Amendment No. 2 amends the Schedule 13D dated October 12, 1999 ("Schedule 13D") and the Amendment No. 1 dated June 4, 2000, (the "First Amendment") of Yvonne M. Huson with respect to her ownership, as Trustee of the Richard S. Huson Revocable Trust U/T/A dated 09/04/98 (the "Trust"), of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada corporation ("Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D or the First Amendment.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 2 to Schedule 13D is to report the expiration of the Class A Warrants to purchase an aggregate of 52,721 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         YVONNE M. HUSON            PRESENTLY OWNED          PERCENTAGE3
         ---------------            ---------------          -----------

         Sole Voting Power             95,192(1)                .87%

         Shared Voting Power           70,000(2)               0.64%

         Sole Depositive Power         95,192(1)                .87%

         Shared Depositive Power       70,000(2)               0.64%

         Total Beneficial Power     3,108,309                 28.63%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.


--------
1 This amount represents 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.
2 This amount represents 70,000 shares of Common Stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.
3 These percentages reflect the percentage share ownership with respect to 10,854,799 shares, the number of shares of Common Stock outstanding as of July 31, 2000.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000.




                          /s/ Stacie L. Brown
                          ------------------------------------------------------
                          Stacie L. Brown, Attorney-In-Fact for Yvonne M. Huson, Trustee of the Richard S. Huson Revocable Trust U/T/A 09/04/98


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